Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Revised Investment Plan and Production Projections (2015 to 2021)

November 3, 2014.  Caledonia Mining Corporation (“Caledonia”) announces its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine.

Caledonia’s Board and management have completed a review of alternative expansion and diversification plans for Caledonia.  Both the Board and management have also addressed the revised production projections for the Blanket Mine and the possible benefits of diversifying Caledonia's production base.

Caledonia has concluded the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current adverse market conditions and also offers significant investment returns that exceed alternative investment opportunities.

The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Revised Plan is expected to give rise to production from inferred resources of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

A preliminary economic assessment (the “PEA”) has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realised.

Highlights

●	Target production of approximately 70-75,000 ounces of gold per annum by 2021 from inferred resources and additional production in 2021 of 6,000 ounces of gold from proven and probable mineral reserves.
●	Planned Investment of approximately US$50m in the period 2015-2017 and approximately US$20m further in the period 2018-2020.
●	All capex to be funded from Blanket’s internal cashflows and existing facilities.
●	Revised Plan improves underground logistics and accelerates access to deeper levels by constructing:
° a Tramming Loop on 750m level.
° a 6-meter diameter, 4-compartment Central Shaft from surface to 1,080 meters below surface.
●	Caledonia dividend policy to be maintained in 2015.

Project Implementation

The Revised Plan, which will be the largest investment undertaken by either the Blanket Mine or Caledonia, will be implemented under the direction of Mr. Dana Roets, Caledonia’s Chief Operating Officer, who developed the plan and scope of work and has considerable experience of successfully implementing similar projects.  Mr. Roets will work closely with Mr. Caxton Mangezi, Blanket’s General Manager.

Mr. Roets has over 20 years of deep level mining experience, most of which was at Gold Fields Limited, one of South Africa’s largest deep-level gold miners where he gained experience in sinking large shafts.  Whilst at Gold Fields Limited, from 1994 to 2004, Mr. Roets successfully implemented the approx. US$850 million Oryx Project which comprised sinking production and ventilation shafts from surface to 2,400m below surface and building up production to approximately 500,000 ounces of gold.  Mr. Roets also successfully managed the sinking of the 1,200 meter Beatrix No. 3 Shaft.

Mr. Mangezi has over 40 years of experience at the Blanket Mine where he has been responsible for sinking several shafts.  Most recently he was responsible for No. 4 Shaft Expansion Project which involved deepening the No. 4 Shaft at the Blanket Mine from 510 meters to the current depth of 765 meters.

Caledonia’s Board has established a committee of directors that will closely monitor progress on implementing the Revised Plan and regular updates will be published in Caledonia’s usual quarterly reporting.

Background

In its Q2 MD&A Caledonia indicated it was reviewing its medium term production and investment plans in response to the lower gold price and the underground infrastructure constraints being experienced at the Blanket Mine.  Accordingly, the boards of Caledonia and Blanket Mine 1983 (Private) Limited (“Blanket”) have approved in principle the Revised Plan which provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further  US$20 million in the period 2018 to 2020.

All of the above amounts reflect investment to be made by Blanket, of which Caledonia owns 49% of the issued equity following the implementation of indigenization in September 2012.

Production Estimates

The Revised Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (k.oz)	42	45	43	39	23	10	6

The new Central Shaft will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  The PEA has been prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (k.oz)	0	4-5	20-22	27-30	46-50	63-67	70-75

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realised. Diamond drilling and development will continue with the objective of increasing confidence in order to upgrade the categorization of the resources.

The LOM Plan and the PEA have been reviewed by Minxcon Consulting, an independent mining consulting company.  A technical report prepared in compliance with National Instrument 43-101 which summarizes the revised LOM Plan and the PEA will be filed on SEDAR before December 17, 2014.  The most important assumptions on which the PEA is based include: a gold price of US$1,200 per ounce; achievement of the targeted production set out above and the accuracy of the projected capital costs.

It is also intended to continue exploration at two of Blanket’s satellite projects, Mascot and GG.  No production forecasts are attributed to mining activity at either GG or Mascot at this stage as neither of these currently have defined NI-43-101 mineral reserves or resources.

Funding

Assuming a gold price of US$1,200 per ounce and that all the production projections set out above are achieved, it is expected that all capital expenditure and increased working capital requirements will be funded from Blanket’s internal cash flows and its existing un-used credit facilities.  Caledonia had net cash resources of C$25.8 million as at June 30, which will, if necessary, be used to provide appropriate financial support to Blanket subject to agreement of acceptable terms between Caledonia and Blanket and securing the necessary regulatory approvals.

It is anticipated that Blanket will suspend dividend payments until early 2016 as a result of which the repayment of facilitation loans to Caledonia by Blanket’s indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia’s financial statements.

Caledonia’s dividend policy

Caledonia re-iterates that, due to its strong balance sheet, it expects to continue the existing dividend policy of 1.5 Canadian cents per quarter in 2015.  Caledonia will consider further dividends in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the dividend which is expected to be paid in August 2015.  Caledonia’s net cash position is expected to reduce from current levels as a result of the suspension of dividend payments by Blanket and the consequent suspension of repayment of facilitation loans by Blanket’s indigenous shareholders.  It is anticipated that Caledonia will continue to maintain a robust net cash position and the temporary suspension of dividend payments by Blanket will not have any bearing on the continuation of Caledonia’s dividend policy.  It is not expected that any capital raisings or borrowings will be required.

Commenting on the Revised Plan, Stefan Hayden, Caledonia’s President and Chief Executive Officer, said:

“It is anticipated that the construction of the Central Shaft will substantially improve the Blanket Mine’s operational efficiency and reinforce the beneficial effect of fixed costs being spread across more production ounces.  The Central Shaft will also enhance the Mine’s operational flexibility by reducing its current dependence on a single production shaft and give it the flexibility to continue to explore and develop at depth.

“The revised strategic plan represents a vote of confidence in Zimbabwe as an investment destination.  I am pleased to say that Blanket’s indigenous shareholders and the Government of Zimbabwe are both highly supportive of the revised plan.

“Implementation of the plan will result in considerable long term benefits to all stakeholders, including Caledonia and Blanket shareholders, Blanket’s current and future employees, the surrounding community and the government of Zimbabwe.  Implementation of the plan is expected to create approximately 400 permanent, high-quality jobs in Zimbabwe over the next 5 years.  By 2018 I hope that Blanket will have doubled production and further reduced its cost per ounce, which are already amongst the lowest of any African gold producer.  Once these projects are completed, Caledonia and Blanket will have the critical mass and the financial capacity to consider significant new investment opportunities.

Technical Disclosure

The scientific and technical information contained in this news release, including the information concerning the LOM Plan, has been prepared under the supervision of, and has been approved by, Mr. Daan van Heerden of Minxcon Consulting, an independent qualified person for purposes of NI 43-101.

The qualified person has verified the data disclosed, including sampling, analytical, and test data underlying the information or opinions contained in the written disclosure.  Minxcon visited the Blanket Mine and was given access to and was able to verify the following data which relate to the mineral resource estimation processes employed by Blanket Mine.  Blanket Mine incorporates manual processes for its mineral resource estimation processes. The majority of the data is of a historical nature with current operational areas being added to this historical database.  Minxcon conducted the following verifications on the data:

●	Channel sampling and drilling data which is captured in a manual fashion was verified by observing the data flow process.
●	Spot checks were conducted on the sample values on plan and were validated with recorded values on sample sheets and in drill-hole assay logs and were found to be of acceptable standard.
●	Minxcon cross-checked mapping plans in the geological office where the mineralised ore body is delineated by means of geology and grade from the assay results.
●	Minxcon validated the location of the Mineral Resource estimation models/block plans with the mine excavation plans to ensure that all were in the correct 2-D space and that these were correctly captured into the Excel worksheet utilised for the Mineral Resource estimation.
●	Minxcon reviewed the assay data.

Minxcon noted the following limitations in the process:

●	Channel samples are processed at the on-mine non-accredited laboratory. Standard reference materials are not consistently inserted for assay Quality Assurance/Quality Control (“QA/QC”) purposes.
●	Reagent blanks are inserted to check for assay contamination but analytical quartz blanks to check for contamination are not added. However drilling field blanks in the form of dolerite (retrieved from the mine property) are utilised to check for possible contamination during sample preparation. Underground and surface drillhole samples are sent to the on-mine laboratory while check samples are sent to a laboratory in Bulawayo or Harare for analysis.
●	Minxcon reviewed the sample processing at the mine laboratory facility and found the processes and machinery utilised to be industry standard, making use of both fire assay and atomic absorption assay methodologies. Assay data inputs are, however, manual in nature and do not make use of an industrial Laboratory Information Management System (“LIMS”).

Minxcon was not able to review the assay QA/QC, as none was utilised during the sampling process. Minxcon was not able to review all historical data due to the nature and size of the physical database. However, Minxcon reviewed a representative proportion of the historical data and found it to be acceptable for Mineral Resource estimation.

Click on the link below for an audio interview with Mark Learmonth:

https://www.youtube.com/watch?v=U9G7DvAD0Ic

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding capital expenditures and further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.